

September 26, 2023

Randall W. Atkins
Chairman and Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite1900
Lexington, KY 40507

> **Re: Ramaco Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 1, 2023**
> **File No. 333-274324**

Dear Randall W. Atkins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed September 1, 2023

General

1.   We note your debt securities may be issued pursuant to a subordinated debt indenture that you will enter into with Wilmington Savings Fund Society, FSB, as trustee. Please file the form of subordinated indenture as a separate exhibit to the registration statement in order to qualify the indenture as required by Section 309(a)(1) of the Trust Indenture Act of 1939.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ralph V. De Martino